EXHIBIT 2

TRANSGLOBE ENERGY CORPORATION
Suite 2300, 250 - 5th Street S.W.
Calgary, Alberta T2P 0R4
Tel: (403) 264-9888
Web site: www.trans-globe.com
NOTICE OF MEETING OF DEBENTUREHOLDERS

TO BE HELD OCTOBER 17, 2016
TO THE HOLDERS OF DEBENTURES
NOTICE IS HEREBY GIVEN that a meeting (the "Meeting") of the holders ("Debentureholders") of 6.0% convertible unsecured subordinated debentures ("Debentures") of TransGlobe Energy Corporation ("TransGlobe" or "the Company") will be held at 300, 250-5th Street S.W., Calgary Alberta on Monday, October 17, 2016 at 3:00 p.m. (Calgary time) for the following purposes:
1.
to pass an extraordinary resolution to approve certain amendments to the trust indenture governing the Debentures that will give TransGlobe the right, exercisable in the sole discretion of TransGlobe at any time prior to the maturity date of the Debentures, to redeem all but not less than all of the then outstanding Debentures at a price equal to the principal amount outstanding, plus accrued and unpaid interest up to (but excluding) the redemption date, plus an interest penalty equal to interest otherwise due from the redemption date up to (but excluding) the maturity date, all as more fully set forth in the accompanying management information circular and proxy statement dated September 16, 2016 (the "Information Circular"); and

2.	to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.
Only Debentureholders of record at the close of business on September 16, 2016, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting or any postponement(s) or adjournment(s) thereof.
All of the Debentures are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities). Accordingly, in order for a beneficial holder of Debentures to have its Debentures voted at the Meeting, it must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Debentures not being voted at the Meeting. To be valid, any proxies must be received by Computershare Trust Company of Canada by not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof. See "General Proxy Information" in the Information Circular.
The Information Circular provides additional information relating to matters to be dealt with at the Meeting and are deemed to form part of this Notice. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified by the Chair of the Meeting. See "General Proxy Information - Quorum" in the Information Circular.
DATED this 16th day of September, 2016.

By Order of the Board of Directors

(signed) "Ross G. Clarkson"

Ross G. Clarkson
President and Chief Executive Officer